                       SECURITIES AND EXCHANGE COMMISSION


                             Washington, D.C. 20549


                                ----------------



                                    FORM U5S

                                  ANNUAL REPORT

                   For the Fiscal Year Ended December 31, 2001


        Filed pursuant to the Public Utility Holding Company Act of 1935 by

                              PROGRESS ENERGY, INC.


                            410 S. WILMINGTON STREET
                          RALEIGH, NORTH CAROLINA 27601


                              PROGRESS ENERGY, INC.
                                    FORM U5S
                                      2001

                                TABLE OF CONTENTS

ITEM                                                                            PAGE NUMBER
----                                                                            -----------
 1.   System Companies and Investments therein as Of December 31, 2001                1

 2.   Acquisitions or Sales of Utility Assets                                         3

 3.   Issue, Sale, Pledge, Guarantee or Assumptions of System Securities              3

 4.   Acquisition, Redemption or Retirement of System Securities                      4

 5.   Investments in Securities of Nonsystem Companies                                5

 6.   Officers and Directors                                                          7

 7.   Contributions and Public Relations                                              9

 8.   Service, Sales and Construction Contracts                                       9

 9.   Wholesale Generators and Foreign Utility Companies                             10

10.   Financial Statements and Exhibits                                              12

ITEMS

ITEM 1. SYSTEM COMPANIES AND INVESTMENTS THEREIN AS OF DECEMBER 31, 2001.

Name of Company                                                Number of                 Percentage of     Issuer Book
(Abbreviation used herein)                                     Common Shares             Voting Power      Value
                                                               Owned                                       (In thousands)
Progress Energy, Inc.
(Progress Energy)                                              N/A (Publicly Held)       N/A               N/A
         Carolina Power & Light Company (CP&L)                 159,608,055               100%              3,095,456
                  CaroFund, Inc. (CaroFund)                    100                       100%              1,052
                           CaroHome, LLC (CaroHome) [12]       N/A                       99%               55,650
                  Capitan, Inc. (Capitan)                      240                       100%              73
                  CaroFinancial, Inc. (CaroFin)                1,000                     100%              137,829
                  Caronet, Inc. (Caronet)                      975                       100%              139,155
                  CPL Newco, Inc. (Newco) [1]                  100                       100%              0
                  Richmond County Power,
                  LLC (Richmond)                               N/A                       100%              0
                  Rowan County Power, LLC (Rowan)              N/A                       100%              0
                  Powerhouse Square,
                  LLC (Powerhouse) [11]                        N/A                       99.9%             1,868

         Florida Progress Corporation
         (Florida Progress)                                    98,616,658                100%              2,072,250
                  Florida Power Corporation
                  (Florida Power)                              100                       100%              2,031,644
                           Energy Solutions, Inc.
                           (Energy)                            1,000                     100%              0
                  Progress Capital Holdings, Inc.
                  (Progress Capital)                           10,000                    100%              84,868
                           Electric Fuels Corporation
                           (Electric Fuels)                    10,000                    100%              214,377
                           Mid-Continent Life
                           Insurance Co.
                           (Mid-Continent)                     2,000,000                 100%              0
                           PIH, Inc. (PIH)                     1,000                     100%              45,191
                           Progress Reinsurance
                           Co., Ltd. (Progress
                           Reinsure)                           500,000                   100%              (940)
                           Progress Telecommunications
                           Corporation
                           (Progress Telecom)[2]               1,000                     100%              141,230
                           Progress Provisional
                           Holdings, Inc.
                           (Provisional)                       1,000                     100%              0
                           Progress Holdings, Inc.
                           (Progress Holdings)                 1,000                     100%              2,773
                           Progress Energy Corporation
                           (Energy Corp)                       100                       100%              1,893

                           Progress-Centrus, Inc.
                           (Centrus)                               1,000                  100%               0
                  Florida Progress Funding Corporation
                  (Florida Funding)                                  100                  100%             (49)
                  FPC Del, Inc. (FPC)                              1,000                  100%              14

         Strategic Resource Solutions Corp. (SRS)                    100                  100%          20,587
                  Spectrum Controls, Inc. (Spectrum)               2,000                  100%              32
                  SRS Engineering Corp.
                  (SRS Engineer.)                                  1,000                  100%               0

         Monroe Power Company (Monroe)                               100                  100%         117,361

         Progress Ventures, Inc. (Ventures)                          100                  100%         311,920
                  Progress Genco Ventures, LLC
                  (Genco)[3]                                         N/A                  100%         224,569
                           DeSoto County Generating
                           Co., LLC (DeSoto)                         N/A                  100%         114,434
                           Effingham County Power,
                           LLC (Effingham)                           N/A                  100%         106,407
                  Anson County Power, LLC
                  (Anson) [5]                                        N/A                  100%              60
                  Baldwin County Ventures, LLC
                  (Baldwin) [4]                                      N/A                  100%               0
                  Cumberland County Power, LLC
                  (Cumberland) [6]                                   N/A                  100%              46
                  Tuscarora Power, LLC
                  (Tuscarora) [7]                                    N/A                  100%              63
                  CPL Synfuels, LLC (Synfuels)                       N/A                  100%          30,624
                           Solid Fuel, LLC
                           (Solid Fuel)[8]                           N/A                   90%          19,823
                           Sandy River Synfuel,
                           LLC [9]  (Sandy River)                    N/A                   90%          14,172

         North Carolina Natural Gas Corporation
         (NCNG)                                                      100                  100%         426,334
                  Cape Fear Energy Corp.
                  (Cape Fear)                                      1,000                  100%              (8)
                  NCNG Cardinal Pipeline Investment Corp.
                  (Cardinal Pipeline)                                100                  100%             634
                  NCNG Pine Needle Investment Corp.
                  (Pine Needle)                                      100                  100%             859

         Progress Energy Service Co., LLC
         (Service Co.)                                               N/A                  100%         (18,995)

         Eastern North Carolina Natural Gas
         Company (EasternNC) [10]                                    N/A                   50%              27


Footnotes to Item #1
[1]      Newco formed June 28, 2001.
[2]      Progress Telecom formed December 21, 2001.
[3]      Genco formed May 24, 2001.
[4]      Baldwin formed December 21, 2001.
[5]      Anson formed April 16, 2001.

[6]      Cumberland formed April 16, 2001.
[7]      Tuscarora formed April 16, 2001.
[8] 90% of Solid Fuel held by Synfuels, 1% of Solid Fuel held by Progress Synfuel Holdings, Inc. and 9% of Solid Fuel held by EFC Synfuel, LLC.
[9] 90% of Sandy River held by Synfuels, 1% of Sandy River held by Progress Synfuel Holdings, Inc. and 9% of Sandy River held by EFC Synfuel, LLC.
[10] 50% of EasternNC held by Progress Energy and 50% of EasternNC held by a non-system, non-affiliated company named APEC.
[11] .1% of the membership interest in Powerhouse held by Powerhouse Developers, LLC, whose principal member was Gregg E. Sandreuter of Hamilton Merritt, Inc., and the remaining 99.9% of the membership interest in Powerhouse was held by CP&L.
[12] Of the total membership interest in CaroHome, CP&L held 99% and CaroFund, 1%.



ITEM 2.  ACQUISITION OR SALES OF UTILITY ASSETS.

Name of Company     Consideration    Brief Description          Location         Exemption
                                     of Transaction

CP&L                $503,083         Sale of T/D Substation     Camden,          Rule 44(b)
                                     to City of Camden, SC      South Carolina



ITEM 3.  ISSUE, SALE, PLEDGE, GUARANTEE OR ASSUMPTION OF SYSTEM SECURITIES.

Name of Issuer and                                                                           Authorization
Description of Issue                 Date and Form of Transaction        Consideration       or Exemption

FLORIDA POWER:
First Mortgage Bonds 6.650%          7/18/01 - Public Offering           $  300,000,000      Rule 52
due July 15, 2011

PROGRESS ENERGY:
Unsecured Senior Notes 6.55%         2/22/01 - Public Offering           $  500,000,000      Rule 52
due March 1, 2004

Unsecured Senior Notes 6.75%         2/22/01 - Public Offering           $  800,000,000      Rule 52
due March 1, 2006

Unsecured Senior Notes 7.10%         2/22/01 - Public Offering           $1,250,000,000      Rule 52
due March 1, 2011

Unsecured Senior Notes 7.75%         2/22/01 - Public Offering           $  650,000,000      Rule 52
due March 1, 2031

11,000,000 shares of Common          8/20/01 - Public Offering           $  440,000,000      Rule 52
Stock at $40.00 per share

1,650,000 shares of Common           8/24/01 - Public Offering           $   66,000,000      Rule 52
Stock at $40.00 per share

Unsecured Senior Notes 5.85%        10/30/01 - Public Offering           $  400,000,000      Rule 52
due October 30, 2008

Unsecured Senior Notes 7.00%                10/30/01 - Public Offering                  $400,000,000      Rule 52
due October 30, 2031

CP&L:
Unsecured Medium-Term Notes                 4/9/01 - Public Offering                    $300,000,000      Rule 52
6.65% (Fixed-Rate Notes)
Series D due April 1, 2008



ITEM 4.      ACQUISITION, REDEMPTION, OR RETIREMENT OF SYSTEM SECURITIES.

In addition to those transactions reported by Progress Energy and its subsidiaries in the Rule 24 (Form 35-Cert) Certificate filings dated July 2, 2001 (File No. 070-09659), September 5, 2001 (File No. 070-09659), December 14,
2001 (File No. 070-09659) and April 9, 2002 (File No. 070-09659), there are the following transactions to report for the fiscal year 2001:

Name of Issuer and         Name of Company           Number of Shares or Principal Amount       Consideration     Indicate
Title of Issue             Acquiring, Redeeming      Acquired     Redeemed        Retired                         Commission
                           or Retiring Securities                                                                 Authorization
PROGRESS CAPITAL:
Medium-Term Notes
9.95% Series
due January 16, 2001       PROGRESS CAPITAL          None         $  6,000,000    $  6,000,000    $  6,000,000       Rule 42

6.13% Series
due February 9, 2001       PROGRESS CAPITAL          None         $ 25,000,000    $ 25,000,000    $ 25,000,000       Rule 42

9.55% Series
due July 16, 2001          PROGRESS CAPITAL          None         $ 10,000,000    $ 10,000,000    $ 10,000,000       Rule 42

6.88% Series
due August 1, 2001         PROGRESS CAPITAL          None         $ 60,000,000    $ 60,000,000    $ 60,000,000       Rule 42

FLORIDA POWER:
Medium-Term Notes
6.47% Series
due July 1, 2001           FLORIDA POWER             None         $ 80,000,000    $ 80,000,000    $ 80,000,000       Rule 42

CP&L:
Pollution Control Revenue
Bonds, New Hanover County
(CP&L Project)
Adjustable Rate Option Bond
1983 Series
due April 1, 2009          CP&L                      None         $  5,970,000    $  5,970,000    $  5,970,000       Rule 42

8.55% Quarterly Income
Capital Securities
(Series A Subordinated
Deferrable Interest
Debentures)
due June 30, 2025          CP&L                      None         $125,000,000    $125,000,000    $125,000,000       Rule 42

ITEM 5. INVESTMENTS IN SECURITIES OF NONSYSTEM COMPANIES.

1. Aggregate amount of investments in persons operating in the retail service area of Progress Energy or of its subsidiaries.

Name of Company         Aggregate Amount of Investments     Number of       Description of
                        in Persons (Entities), Operating    Persons         Persons
                        in Retail Service Area of Owner     (Entities)      (Entities)
CP&L                    $777,000                            2               Industrial Shell
                                                                            Buildings

CP&L                    $2,410,650                          3               Internal Revenue
                                                                            Code Section 42
                                                                            Affordable Housing
                                                                            Investments

CaroHome                $69,038,680.03                      45              Internal Revenue
                                                                            Code Section 42
                                                                            Affordable Housing
                                                                            Investments

CaroFund                $9,722,361.68                       12              Internal Revenue
                                                                            Code Section 42
                                                                            Affordable Housing
                                                                            Investments

CP&L                    $14,442,135                         1               Regional Transmission
                                                                            Organization [1]

PIH [2]                 $49,276,260                         7               Internal Revenue Code
                                                                            Section 42 Affordable
                                                                            Housing Investments

Footnotes to Item #5 Category 1
[1] The Regional Transmission Organization (RTO) referenced above is still in the formative stages as of May 2002. There is currently a Limited Liability Company agreement underway with the entity to be formed (GridSouth LLC). The aggregate amount above reflects CP&L's capital investment into this project through December 31, 2001.

[2] Pursuant to the Resolution of PIH effective April 18, 2001, the officers of PIH were authorized to form seven (7) new, wholly owned Florida corporate subsidiaries to be named PIH Tax Credit Fund I - VII, Inc. PIH made seven (7) investments and then contributed these investments to its newly-created subsidiaries, such that each subsidiary held an investment in a single Internal Revenue Code Section 42 Affordable Housing investment vehicle in the following amounts:
      PIH Tax Credit Fund I    $5,990,000
      PIH Tax Credit Fund II   $9,500,000
      PIH Tax Credit Fund III  $4,999,000
      PIH Tax Credit Fund IV   $4,362,536
      PIH Tax Credit Fund V    $10,000,000
      PIH Tax Credit Fund VI   $9,278,620
      PIH Tax Credit Fund VII  $5,146,104

2. Securities owned not included in 1 above.

Name of           Name of           Nature of                 Description of            Number         Percent         Owner's
Company           Issuer            Issuer's                  Securities                of Shares      of Voting       Book Value
                                    Business                                                           Power
CP&L              NC Enterprise     Venture Capital
                  Corporation       Firm                      Limited Partnership       N/A            4.97%           $35,557

CP&L              NC Enterprise     Institutional Venture
                  Fund              Capital Fund              Limited Partnership       N/A            4.97%           $1,437,359

CP&L              Garner            Affordable Housing        Limited Partnership       N/A            99%             $146,802.01

CP&L              WNC Institute     Institutional Tax
                                    Credit Fund               Limited Partnership       N/A            99%             $3,622,774.03

CP&L              Pantellos Corp.   Supply Chain Services
                                    Company for Energy and
                                    Utility Industry          Common Shares             319,329 [1]    3%              $3,193,290

CP&L              Carousel Capital  Private Investment        Limited Liability
                  Co. LLC           Firm                      Company                   N/A            3.07%           $3,546,390

CP&L              Kinetic Ventures  Communications-Related    Limited Liability         N/A
                  I (UCAF)          Venture Fund              Company                                  11.11%          $9,404,115.52

CP&L              Kinetic Ventures  Communications-Related    Limited Liability         N/A
                  II (UCAF II)      Venture Fund              Company                                  11.11%          $5,291,457

CP&L              South Atlantic    Technology and Non-
                  Private Equity    Technology Investments    Limited Partnership       N/A            8.90%           $3,140,803.85

CP&L              Palmetto Seed     Venture Fund              Limited Partnership       N/A            3.68%           $633,603

CP&L              Utech Venture
                  Capital           Venture Fund              Corporation               71,600         9.76%           $4,106,352

CP&L              Utech Climate     Emission Reduction
                  Challenge         Investments               Limited Partnership       N/A            9.76%           $2,172,542

Footnotes to Item #5, Category 2
[1] The number of shares held in Pantellos Corporation was determined by the acquisition price of $10.00 per share.

ITEM 6.  OFFICERS AND DIRECTORS.

Part I. As of December 31, 2001

        1. List the names and principal business address of the officers and directors of all system companies as of the end of the calendar or fiscal year.

        2. Under the column for each system company, designate by appropriate symbols positions held in such company.

The information requested in Part I of Item 6 concerning officers and directors and their addresses and positions is available in the Proxy Statement sent to shareholders of Progress Energy dated April 1, 2002, File No. 001-15929.

ITEM 6.  OFFICERS AND DIRECTORS.

Part II. Financial Connections. With respect to each officer and director with a financial connection within the provisions of Section 17(c) of the Act, show:

Name of Officer            Name and Location                  Position Held in           Applicable
or Director                of Financial Institution           Financial Institution      Exemption Rule
                                                                                         [Rule No. 70 Subdivision]

Lisa Oakes                 Griffin Corporate Services         Executive                  (c) [1]
                           (an affiliate of First Union
                           Corporation)
                           Wilmington, Delaware

H. William                 SunTrust Bank of Suncoast
Habermeyer, Jr.            Region of Florida, N.A.
                           Tampa, Florida                     Director                   (c) [2]


Charles W. Coker           Bank of America Corporation
                           Charlotte, North Carolina          Director                   (a)


William O. McCoy           North Carolina Capital
                           Management Trust
                           Boston, Massachusetts              Trustee                    (b)


William O. McCoy           Franklin Street Partners           Partner
                           Chapel Hill, North Carolina        (Executive)                (a)


Richard A. Nunis           SunTrust Bank of Central
                           Florida, N.A.
                           Orlando, Florida                   Director                   (a)


Jean Giles Wittner         Raymond James Bank, FSB
                           St. Petersburg, Florida            Director                   (a)


John Hughes                East Carolina Bank
                           Englehard, North Carolina          Director                   (c) [3]

Edwin Borden            Jefferson-Pilot Insurance Company
                        Greensboro, North Carolina         Director          (a)

Edwin Borden            Jefferson-Pilot Corporation
                        Greensboro, North Carolina         Director          (a)

Richard L. Daugherty    Wachovia Bank of North
                        Carolina, N.A.
                        Durham, North Carolina             Member            (a)

W.D. Frederick, Jr.     SunTrust Bank of Central
                        Florida, N.A.
                        Orlando, Florida                   Director          (a)

W.D. Frederick, Jr.     United Heritage Bank
                        No. Edison, New Jersey             Director          (b)

Carlos A. Saladrigas    Premier American Bank
                        Miami, Florida                     Chairman          (a)


Footnotes to Item 6, Part II
[1]   Lisa Oakes is a Director of CaroFin.
[2]   H. William Habermeyer, Jr. is President and CEO of Florida Power.
[3]   John Hughes is President and Director of EasternNC.


ITEM 6.  OFFICERS AND DIRECTORS.

PART III. State the disclosures made in each system company's most recent proxy statement and annual report on Form 10-K with respect to:
      (a) The compensation of directors and executive officers of system companies;
      (b) Their interest in the securities of system companies including options or other rights to acquire securities;
      (c) Their contracts and transactions with system companies;
      (d) Their indebtedness to system companies;
      (e) Their participation in bonus and profit-sharing arrangements and other benefits;
      (f) Their rights to indemnity.

The information requested in (a) through (f) of Part III of Item 6 concerning officers and directors and their compensation is available in the Proxy Statement sent to shareholders of Progress Energy dated April 1, 2002, File No. 001-15929.

ITEM 7. CONTRIBUTIONS AND PUBLIC RELATIONS.

       (1) Expenditures, disbursements or payments, directly or indirectly, in money, goods or services, to or for the account of any political party, candidate for public office or holder of such office, or any committee or agent therefor.

Progress Energy and its subsidiaries have established political action committees and have incurred certain costs in accordance with the provisions of the Federal Election Campaign Act for the administration of such committees.

       (2) Expenditures, disbursements or payments, directly or indirectly, in money, goods or services, to or for the account of any citizens group, or public relations counsel identifying the total paid to or for the account of each ultimate beneficiary during the year, the purpose of the payment and the account of the company to which it was charged, except that payments to an ultimate beneficiary of less than $10,000 during the year in category (2) for similar purposes, may be aggregated by stating the number of beneficiaries, the purposes and the account charged.

Company              Beneficiary      Purpose                   Account        Amount
Florida Power        Various -        Community welfare,        426            $1,661,843
                     520 items        education, research
                                      and civic activity

CP&L                 Various -        Community welfare,        426            $1,107,142
                     1,003 items      education, research
                                      and civic activity

Progress Energy      Various -        Community welfare,        426            $7,623,649
Foundation [1]       141 items        education, research
                                      and civic activity

Footnotes to Item #7:
[1] The Progress Energy Foundation is a 501(c)(3) organization established as a separate legal entity with funds appropriated each December.


ITEM 8. SERVICE, SALES AND CONSTRUCTION CONTRACTS.

PART I.

Transactions               Serving          Receiving             Compensation     Date of Contract        Contract
                           Company          Company                                                        In Effect
                                                                                                           As of 12/31/01?
                                                                                                           (Yes/No)
Various Support Services   CP&L             NCNG                  $1,747,913.29    1/01/01                 Yes
Various Support Services   CP&L             EasternNC             $1,365,165.74    1/05/01                 Yes
Various Support Services   CP&L             Florida Power         $27,584,707.67   1/01/01                 Yes
Various Support Services   CP&L             Electric Fuels        $2,019,909.23    1/01/01                 Yes
Various Support Services   CP&L             SRS                   $109,154.84      1/01/01                 Yes
Various Support Services   Florida Power    CP&L                  $1,972,986.51    1/01/01                 Yes
Various Support Services   NCNG             CP&L                  $46,537.55       1/01/01                 Yes

Part II.

None.


Part III.

None.


ITEM 9.  WHOLESALE GENERATORS AND FOREIGN UTILITY COMPANIES

Key terms: "EWG" means Exempt Wholesale Generator

Part I. For each interest in an exempt wholesale generator (EWG) or foreign utility company ("company"), provide the following information. State all monetary amounts in United States dollars. Indicate by bold face type all data relevant in the current reporting period.

         (a) Identify the company, its location and its business address. Describe the facilities used for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas. Identify each system company that holds an interest in the company and describe the interests held.


DeSoto County Generating Company, LLC (DeSoto) is located at 3800 NE Roan Street
----------------------------------------------
in Arcadia, Florida 34266.
Its business address is 410 S. Wilmington Street Raleigh, North Carolina 27601.

DeSoto is under construction and scheduled for commercial operation in June 2002. The site will include two 160 megawatt combustion turbine peaking generators. Capacity and energy are currently under contract (to begin June 1, 2002) with Florida Power & Light.

As of December 31, 2001, Progress Ventures had 100% interest in DeSoto.

Effingham County Power, LLC (Effingham) is located at 3440 McCall Road in
---------------------------------------
Rincon, GA 31326.
Its business address is 410 S. Wilmington Street Raleigh, North Carolina 27601.

Effingham is under construction and scheduled for commercial operation in June 2003. This site will include a 480 megawatt combined-cycle unit.

As of December 31, 2001, Progress Ventures had 100% interest in Effingham.

Monroe Power Company (Monroe) is located at 208 Cherry Hill Road in Monroe, GA
-----------------------------
30656.
Its business address is 410 S. Wilmington Street Raleigh, North Carolina 27601.

Monroe operates an electric power generation facility located in Monroe, GA. Monroe was formed in January 1999 and began operations as a gas- and oil-fired electricity generating facility in December 1999, using one generating unit (Unit 1) with a 152 megawatt contract capacity. An additional generating unit (Unit 2), which has a 160 megawatt contract capacity, was put in service in June 2001. Output from Unit 1 is under contract with the Municipal Electric Authority of Georgia, and Unit 2's output is under contract with Dynegy Power Marketing.

As of December 31, 2001, Progress Energy had 100% interest in Monroe. Effective February 1, 2002, the Monroe facility was transferred to a new, indirect subsidiary (MPC Generating, LLC), which has been determined to be an EWG. Monroe no longer conducts any business operations of its own, but is solely an intermediate non-utility subsidiary of Progress Energy.

Rowan County Power, LLC (Rowan) is located at 5755 N.C. Hwy. 801 in Salisbury,
-------------------------------
NC 28147.
Its business address is 410 S. Wilmington Street Raleigh, North Carolina 27601.

Rowan is located in Rowan County, near Salisbury, North Carolina. The facility is being constructed in two phases. Phase I, which includes three simple-cycle generating units, began commercial operation in June 2001. Phase II is currently under construction and will include one combined-cycle unit. Capacity and energy is currently being sold to Santee Cooper and Duke Power from Phase I. Natural gas, the primary fuel, is being supplied via a pipeline connection to a Williams Pipeline Corporation interstate pipeline.

As of December 31, 2001, CP&L had 100% interest in Rowan. Rowan was transferred from CP&L to Progress Ventures February 2002.

         (b) State the type and amount of capital invested in the company by the registered holding company, directly or indirectly. Identify any debt or other financial obligation for which there is recourse, directly or indirectly, to the registered holding company or another system company, other than an EWG or foreign utility company. Identify separately any direct or indirect guarantee of a security of the EWG or foreign utility company by the registered holding company. Identify any transfer of assets from any system company (other than an exempt wholesale generator or foreign utility company) to an affiliate exempt wholesale generator or foreign utility company. State the market value at the time of transfer, the book value and the sale price of the transferred asset.

A response to this item will be filed by amendment confidentially pursuant to 17 CFR (S) 250.104 under the Public Utility Holding Company Act of 1935.

         (c) State the ratio of debt to common equity of the company and earnings of the company as of the end of the reporting period.

A response to this item will be filed by amendment confidentially pursuant to 17 CFR (S) 250.104 under the Public Utility Holding Company Act of 1935.

         (d) Identify any service, sales or construction contract(s) between the company and a system company, and describe the services to be rendered or goods sold and the fees or revenues under such agreement(s).

Nature of Transaction     Serving    Receiving        Consideration             Contract
                          Company    Company          for Services Provided     Effective Date [1]
Various Support Services  CP&L       Effingham        $133,992                  1/11/02
Various Support Services  CP&L       DeSoto           $30,189.65                1/11/02

Footnotes to Item 9, Part I

[1] Plant development, construction oversight and other utility-related services were provided by CP&L and billed to the above listed affiliate EWGs in 2001.

Part II. Submit as Exhibit G an organizational chart showing the relationship of each EWG and foreign utility company to other system companies. If the company is a subsidiary company of the registered holding company, submit the financial data required in Exhibit H.

Part III. State the registered holding company's aggregate investments in EWGs and foreign utility companies, respectively. Also state the ratio of aggregate investment to the aggregate capital investment of the registered holding company in its domestic public-utility subsidiary companies.

Progress Energy's aggregate investment in EWGs as of 12/31/01 was $331.1 million and the ratio of this aggregate investment ($331.1 million) to Progress Energy's aggregate investment in domestic public utility subsidiary companies as of 12/31/01 ($10.9 billion) was 3%.

ITEM 10.    FINANCIAL STATEMENTS AND EXHIBITS.

         Consolidating financial statements for the parent holding company and each of its subsidiaries for the year of the report, including a balance sheet, income statement, statement of retained earnings and statement of cash flows. The plant and related depreciation and amortization accounts shall be supported by classified schedules as prescribed below. The individual financial statements shall be those included in the audited consolidated financial statements reported for the same year in the Form 10-K or annual reports to shareholders incorporated therein and in substantially the same form. They shall be reconciled to said consolidated financial statements by an elimination column, the entries in which shall be keyed to identify by item, offsetting debits and credits.

Response to this item will be filed by amendment confidentially pursuant to 17 CFR (S) 250.104 under the Public Utility Holding Company Act of 1935.
Exhibit A. System Company Annual Reports Filed Pursuant to the Securities and Exchange Act of 1934.

A-1 Annual Report of Progress Energy on Form 10-K for the year ended December 31, 2001. (File No. 1-15929)

A-2 Annual Report of CP&L on Form 10-K for the year ended December 31, 2001. (File No. 1-3382)

A-3 Annual Report of Florida Progress on Form 10-K for the year ended December 31, 2001. (File No. 1-8349)

A-4 Annual Report of Florida Power on Form 10-K for the year ended December 31, 2001. (File No. 1-3274)

Exhibit B.  Organizational Documents for Parent Holding Company and Subsidiaries
            Thereof.

Omitted by permission of the Staff.


Exhibit C.  Documents Pertaining to Outstanding Classes of Funded Debt.

C-1 Underwriting Agreement dated February 14, 2001, by and between Progress Energy and Merrill Lynch, Pierce, Fenner & Smith Incorporated and Salomon Smith Barney Inc., as representative of the several underwriters, in connection with the offering of $3,200,000,000 aggregate principal amount of the Company's 6.55% Senior Notes due 2004, 6.75% Senior Notes due 2006, 7.10% Senior Notes due 2011, and 7.75% Senior Notes due 2031 registered with the Securities and Exchange Commission on Form S-3 (Designated as Registration No. 333-49920 in Form 8-K for February 14, 2001, File No. 1-15929, as Exhibit 1).

C-2 Debt Securities Indenture dated February 15, 2001, and four Officer's Certificates (relating to the 6.55% Senior Notes due 2004, 6.75% Senior Notes due 2006, 7.10% Senior Notes due 2011, and 7.75% Senior Notes due 2031), each dated February 22, 2001, between Progress Energy and Bank One Trust Company, N.A., as Trustee, in connection with the offering of the aforementioned Notes. (Designated in Form 8-K for February 14, 2001, File No. 1-15929, as
            Exhibit 4(a) for the Debt Securities Indenture dated February 15, 2001, Exhibit 4(b) for the Officer's Certificate dated February 22, 2001 relating to the 6.55% Senior Notes due 2004, Exhibit 4(c) for the Officer's Certificate dated February 22, 2001 relating to the 6.75% Senior Notes due 2006, Exhibit 4(d) for the Officer's Certificate dated February 22, 2001 relating to the 7.10% Senior Notes due 2011 and Exhibit 4(e) for the Officer's Certificate dated February 22, 2001 relating to the 7.75% Senior Notes due 2031).

C-3 Underwriting Agreement dated July 10, 2001 by and between Florida Power and Banc of America Securities LLC, as representative of the several underwriters, in connection with the offering of $300,000,000 aggregate principal amount of the Registrant's First Mortgage Bonds, 6.650% Series due 2011, registered with the Securities and Exchange Commission on Form S-3 (Designated as Registration Nos. 333-63204, 33-55273, 33-62210 and 333-29897 in
            Form 8-K for July 1, 2001, File No. 1-3274, as Exhibit 1).

C-4 Thirty-Ninth Supplemental Indenture dated July 1, 2001 to Indenture dated January 1, 1944, as supplemented, with First Chicago Trust Company of New York, as successor Trustee, in connection with the issuance of Florida Power's First Mortgage Bonds, 6.650% Series due 2011 (Designated in Form 8-K for July 1, 2001, File No. 1-3274, as
            Exhibit 4).

C-5 Underwriting Agreement dated August 14, 2001, by and between Progress Energy and Merrill Lynch, Pierce, Fenner & Smith Incorporated and Salomon Smith Barney Inc., as representative of the several underwriters, in connection with the offering of 12,650,000 shares of Progress Energy's common stock, no par value, registered with the Securities and Exchange Commission on Form S-3 (Designated as Registration No. 333-49920 in Form 8-K for August 14, 2001, File No. 1-15929, as Exhibit 1).

C-6 Underwriting Agreement dated October 24, 2001, by and between Progress Energy and J.P. Morgan Securities Inc. and Salomon Smith Barney Inc., as representative of the several underwriters, in connection with the offering of $800,000,000 aggregate principal amount of Progress' 5.85% Senior Notes due 2008 and 7.00% Senior Notes due 2031, registered with the Securities and Exchange Commission on Form S-3 (Designated as Registration Statement Nos. 333-49920 and 333-69738 in Form 8-K for October 30, 2001, File No.
            1-15929, as Exhibit 1).

C-7 Debt Securities Indenture dated as of February 15, 2001, between Progress Energy and Bank One Trust Company, N.A., as Trustee, and two Officer's Certificates (relating to the 5.85% Senior Notes due 2008 and 7.00% Senior Notes due 2031), each dated October 30, 2001, between Progress Energy and the Trustee, in connection with the offering of the aforementioned Notes. (The Indenture (for Debt Securities) dated February 15, 2001 was originally designated in Form 8-K filed February 14, 2001, File No. 1-15929 as Exhibit 4(a). This Debt Securities Indenture was designated again in Form 8-K for October 30, 2001, File No. 1-15929, as Exhibit 4(a). The two Officer's Certificates included with the October 30, 2001 Form 8-K are designated as follows: Exhibit 4(b) for the Officer's Certificate dated October 30, 2001 relating to the 5.85% Senior Notes due 2008, and Exhibit 4(c) for the Officer's Certificate dated October 30, 2001 relating to the Senior Notes due 2031.)

C-8 Letter agreement, dated April 4, 2001, between CP&L and Mellon Financial Markets, LLC ("Mellon") and PNC Capital Markets, Inc. ("PNC"), adding Mellon and PNC as Agents under the Distribution Agreement, dated June 30, 2000, between CP&L and the Agents identified therein (Originally filed as Exhibit 1 to Form 8-K dated June 30, 2000, File No. 1-3382 and further designated in Form 8-K for April 4, 2001, File No. 1-3382, as Exhibit 1(a)).

C-9 Purchase Agreement, dated April 4, 2001, between CP&L and Chase Securities, Inc., First Union Securities, Inc., Mellon and PNC, as underwriters, in connection with the offering of $300,000,000 aggregate principal amount of Fixed Rate Medium-Term Notes, Series D, registered with the Securities and Exchange Commission on Form S-3 (Purchase Agreement designated as Registration No. 333-69237 in Form 8-K for April 4, 2001, File No. 1-3382, as Exhibit 1(b); Form of Fixed Rate Medium-Term Note, Series D, designated in Form 8-K for April 4, 2001, File No. 1-3382, as Exhibit 4).

Exhibit D.   Income Tax Allocation Agreement.

[Date]

PROGRESS ENERGY, INC. AND SUBSIDIARY COMPANIES
----------------------------------------------

INTERCOMPANY INCOME TAX ALLOCATION AGREEMENT
--------------------------------------------

         WHEREAS, Progress Energy, Inc., a corporation organized under the laws of the State of North Carolina ("Energy") and a registered holding company under the Public Utility Holding Company Act of 1935 ("Act"), together with its subsidiary companies, direct and indirect, listed as parties hereto, comprise the members (the "Members") of the Energy consolidated group which will join annually in the filing of a consolidated Federal income tax return, and it is now the intention of Energy and its subsidiaries, direct and indirect, (hereinafter collectively referred to as the "Energy Group"), to enter into an agreement for the allocation of current federal income taxes; and

         WHEREAS, certain Members of the Energy Group will join annually in the filing of certain consolidated state income tax returns (to the extent permitted or required under applicable state income tax laws), and it is now the intention of the Energy Group to enter into an agreement for the allocation of current state income taxes; and

         WHEREAS, by order dated [______________], 2002, the Securities and Exchange Commission has authorized Energy and its subsidiaries to enter into this agreement and to allocate consolidated income taxes in the manner herein provided; and

         NOW, THEREFORE, each Member of the Energy Group does hereby covenant and agree with one another that the current consolidated income tax liabilities of the Energy Group shall be allocated as follows:

                         Definitions and Interpretation
                         ------------------------------

Definitions. For all purposes of this Agreement, except as otherwise expressly
-----------
provided, the following terms shall have the following respective meanings:


"Acquisition Indebtedness" means indebtedness incurred by Energy to finance its
 ------------------------
acquisition (including related costs) of all of the issued and outstanding stock of Florida Progress Corporation, and any renewals or extensions thereof. Acquisition Indebtedness includes indebtedness incurred by Energy for the purpose of refinancing the acquisition (including related costs) of all of the issued and outstanding stock of Florida Progress Corporation.

"Code" means the Internal Revenue Code of 1986, as amended.
 ----

"Consolidated Group" means Energy and all of its subsidiaries which, from time
 ------------------
to time, may be included in any (i) federal income tax return filed by Energy in accordance with sections 1501 and 1502 of the Code or (ii) Other Return.

"Consolidated Return" means any consolidated federal income tax return or Other
 -------------------
Return filed by Energy whether before or after the date hereof, which includes one or more Members of the Energy Group in a consolidated, combined or unitary group of which Energy is the common parent.

"Consolidated Return Year" means any period during which Energy files a
 ------------------------
consolidated federal income tax return or Other Return that includes one or more Members of the Energy Group in a consolidated, combined or unitary group of which Energy is a common parent.

"Consolidated Taxable Income" is the taxable income of the Consolidated Group.
 ---------------------------

"Consolidated Tax" means, with reference to any taxable period, the
 ----------------
consolidated, combined or unitary tax liability (including any interest, additions to tax and penalties) of the Consolidated Group for such taxable period (including the consolidated federal income tax liability and other consolidated, combined or unitary liability for Other Taxes).

"Corporate Taxable Income" means the income or loss of an associate company for
 ------------------------
a tax year computed as though such company had filed a separate return on the same basis as used in the Consolidated Return, except that dividend income from associate companies shall be disregarded, and other intercompany transactions eliminated in the Consolidated Return shall be given appropriate effect. .

"Designated Official" means the Executive Director of Tax or such other official
 -------------------
assigned the responsibilities of the Executive Director of Tax.

"Other Return" means any consolidated, combined or unitary return of Other Taxes
 ------------
filed by Energy or another Member of the Energy Group, whether before or after the date hereof, which covers the operations of one or more Members of the Energy Group.

"Other Taxes" means any taxes (including any interest and penalties) payable by
 -----------
Energy or another Member of the Energy Group to the government of any state, municipal or other political subdivision, including all agencies and instrumentalities of such government.

"Person" means any individual, partnership, form, corporation, limited liability
 ------
company, joint stock company, unincorporated association, joint venture, trust or other entity or enterprise, or any government or political subdivision or agency, department or instrumentality thereof.

"Regulations" means the Treasury Regulations promulgated under the Code.
 -----------

"Separate Return Tax" means the tax on the Corporate Taxable Income of an
 -------------------
associate company computed as though such company were not a Member of a consolidated group.

References, Etc. The words "hereof", "herein" and "hereunder" and words of
---------------
similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. All terms defined herein in the singular shall have the same meanings in the plural and vice versa. All References herein to any Person includes such Person's successors and assigns. All references herein to Articles and Sections shall, unless the context requires a different construction, be deemed to be references to the Articles and Sections of this Agreement. In this Agreement, unless a clear contrary intention appears the word "including" (and with correlative meaning "include") means "including but not limited to".


Preparation and Filing of Tax Returns; Allocation of Taxes
----------------------------------------------------------

Section 2.1    Federal Returns.
               ---------------

        (a) A U.S. consolidated federal income tax return shall be prepared and filed by Energy for each taxable year in respect of which this Agreement is in effect and for which the Consolidated Group is required or permitted to file a consolidated federal income tax return. Energy and all its subsidiaries shall execute and file such consents, elections and other documents that may be required or appropriate for the proper filing of such returns.

        (b) (i) The Consolidated Group will elect, on a timely basis, in accordance with Code Section 1552(b) and section 1.1552-1(c)(2) of the Regulations to allocate the Consolidated Tax liability (other than alternative minimum tax ("AMT") and its related credits) among the Members under the method described in Sections 1.1502-33(d)(3) and 1.1552-1(a)(2) commencing with its first Consolidated Return Year ended December 31, 2001. The fixed percentage to be used for purposes of Regulations section 1.1502-33(d)(3)(i) is 100%. The general effect of such method is to first allocate the Consolidated Tax liability among the Members of the Consolidated Group on the basis of the percentage of the total Consolidated Tax which the tax of such Member (other than AMT and its related credits) if computed on a separate return basis would bear to the total amount of the taxes (other than AMT and its related credits) for all Members of the Consolidated Group so computed. Then such method allocates an additional amount (the "Tax Benefit Amount") to each Member up to, but not greater than, the excess, if any, of its Separate Return Tax liability (other than AMT and its related credits) over the amount allocated to such Member in the previous sentence. The total of the Tax Benefit Amount allocated to Members having a positive allocation of tax shall result in payments to, and an increase in the earnings and profits of, the Members who had items of deduction, loss or credits to which such Tax Benefit Amount is attributable. This election is intended to comply with Rule 45(c)(5) under the Act, as modified by Section 2(d) below.

              (ii) The allocation of the AMT liability incurred by the Energy Group and the resulting minimum tax credit shall be allocated in the manner set forth in Proposed and Temporary Treasury Regulation Sections 1.1502-55. This method generally allocates (i) any AMT paid by the Energy Group based on the relative separate adjusted AMT of each Member and (ii) the minimum tax credit ("AMTC") on the basis of the AMT previously assigned to such Member and assuming that AMTC is utilized on a "first in/first out" methodology, and that to the extent that AMTC arising in one year is not fully utilized, such AMTC is utilized proportionately by the Members previously assigned AMT for that year.

        (c) Each Member's allocable share of the Consolidated Tax liability as determined in Section 2.1(b) hereby shall be used in both (i) the determination of each Member's earnings and profits and (ii) determining the amounts to be paid (as provided in Section 3.4 of this Agreement) by Members to Energy with respect to each Member's share of the Consolidated Tax and payments from Energy to Members with respect to the use of a Member's tax attributes.

        (d) (i) The aggregate of all amounts paid by Members of the Consolidated Group (the "Paying Members") as a result of the excess of each Members' Separate Return Tax liability (as determined under section 1.1552-1(a)(2)(ii) of the Regulations) over the amount allocated to such Member as its share of the Consolidated Tax liability under Code Section 1552 (i.e., the Tax Benefit Amount) shall be paid by Energy to Members (the "Loss Members") which had tax deductions, losses and credits to which such payments by the Paying Members are attributable. The apportionment of such payments among Loss Members shall be in a manner that reflects the Consolidated Group's absorption of such tax attributes in the manner described in Section 2.1(e) below. The payments to the Loss Members for their tax attributes shall be pursuant to a consistent method which reasonably reflects such items of loss or credit (such consistency and reasonableness to be determined by the party charged with the administration of this Agreement in accordance with Section 3.5 of this Agreement).

              (ii) Notwithstanding the provisions of Section 2.1(d)(i), the Tax Benefit Amount allocated to Energy and paid to Energy as a result of its being a Loss Member shall be limited to its Tax Benefit Amount determined without regard to this Section 2.1(b)(ii) multiplied by a fraction, the numerator of which is Energy's interest deduction attributable to its Acquisition Indebtedness, and the denominator of which is the sum of all of Energy's deductions. The portion of Energy's Tax Benefit Amount which cannot be allocated and paid to Energy due to the operation of this section shall be reallocated to the Paying Members of the Consolidated Group other than Energy in accordance with the principles contained in Section 2.1(b)(i).

        (e) In apportioning the payments to Loss Members of the Tax Benefit Amount pursuant to Section 2.1(d) hereof:

              (i) any consolidated net operating loss ("NOL") shall be allocated among the group Members pursuant to Regulations Section
1.1502-79(a)(3). To the extent the consolidated NOL is carried back, any Member's individually allocable NOL shall be deemed carried back and utilized in proportion to the amount that the Member's NOL bears to the consolidated NOL. Analogous principles shall apply in the case of NOL carryforwards;

              (ii) with respect to each type of credit used to offset all or a portion of the Consolidated Tax liability otherwise payable, such credit shall be allocated among the Members by crediting to each Member an amount of credit which that Member would have available to utilize on a separate return basis in a manner consistent with the method set forth in Section 2.1(e)(i) above.

              (iii) the cost of any credit recapture which results in the payment of tax shall be specifically allocated to the Member whose credit is recaptured determined in a manner consistent with the provisions of Section 2.1(e)(i) above.

        (f) The allocation of tax shall be subject to further adjustment from time to time on account of the payment of additional tax or the receipt of a refund attributable to either the filing of an amended return or on account of the results of an audit conducted by the Internal Revenue Service.

Section 2.2   Other Taxes.
              -----------
        (a) Energy or its delegate will prepare and file (or cause to be prepared and filed) all returns of Other Taxes which are required to be filed with respect to the operations of Energy and its subsidiaries. In the event any taxing authority requires or permits that a combined, consolidated or unitary return be filed for Other Taxes, which return includes both Energy and a subsidiary, Energy may elect to file such return and shall have the right to require any Member to be included in such return. Energy will advise each of its subsidiaries included in each Other Return and each governmental office in which any Other Return is filed. Other Taxes shall be allocated among the Energy Group in a manner that is consistent with the method set forth in Article II hereof. Furthermore, amounts due to Energy or from Energy, with respect to Other Taxes, shall be determined in a manner consistent with Sections 2.1(b) and 2.1(d).

        (b) Each Member of the Energy Group that does not file an Other Return together with any other Member of the Energy Group shall be solely responsible and obligated to pay the tax liability with respect to such return from its own funds. Such returns shall be prepared and filed by Energy or its delegate.

        (c) If any Member of the Energy Group is required to file a combined, consolidated or unitary return for Other Taxes with another Member of the Energy Group, but not with Energy (an "Other Taxes Subgroup"), then Energy shall have the rights, powers and obligations to file such tax returns and apportion among and, collect and remit from, the applicable Members such Other Taxes as the rights, powers and obligations given to Energy under this Agreement with respect to the Consolidated Tax liability. Such returns shall be prepared and filed by Energy. If the right to file a combined, consolidated or unitary return for Other Taxes is optional, then Energy shall decide which of its subsidiaries should, to the extent permitted by law, join in filing of such return.

Section 2.3    Member Tax Information. The Members of the Consolidated Group
               ----------------------
shall submit the tax information requested by the Designated Official of Energy in the manner and by the date requested, in order to enable the Designated Official to calculate the amounts payable by the Members pursuant to Article 3 hereof.


Responsibility for Tax; Intercompany Payments
---------------------------------------------

Section 3.1    Responsibility. Assuming the Members of the Consolidated Group
               --------------
have fulfilled their obligations pursuant to Sections 3.2 and 3.3 below, then Energy will be solely responsible for, and will indemnify and hold each Member of the Consolidated Group harmless with respect to, the payment of: (a) the Consolidated Tax for each Consolidated Return Year for which, as determined under Section 2.1 hereof, Energy filed a Consolidated Return; and (b) any and all Other Taxes due or payable with respect to any Other Return which is filed by Energy.

Section 3.2    Federal Tax Payments.
               --------------------
        (a) With respect to each Consolidated Return Year, the Designated Official shall estimate and assess or pay to Members of the Consolidated Group their share of estimated tax payments to be made on a projected consolidated federal income tax return for each year. In making this determination, Energy shall elect a method for determining estimated tax and each Member shall follow that method. Such Members will pay, to Energy or be paid by Energy, such estimates not later than the 15th day of the 4th, 6th, 9th and 12th months of such Consolidated Return Year. With respect to any extension payment, the Designated Official of Energy shall estimate and assess or pay to Members of the Consolidated Group their share of such estimated payment. The difference between
(1) a Member's estimated tax payments used for computation of the quarterly estimated payments plus their extension payments and (2) such Member's actual allocation of the Consolidated Tax liability for any Consolidated Return Year as determined under Section 2.1(b) hereof, shall be paid to Energy or by Energy within sixty (60) days after the filing of the consolidated federal income tax return.

        (b) Energy shall have sole authority, to the exclusion of all other Members of the Consolidated Group, to agree to any adjustment proposed by the Internal Revenue Service or any other taxing authority with respect to items of income, deductions or credits, as well as interest or penalties, attributable to any Member of the Consolidated Group notwithstanding that such adjustment may increase the amounts payable by Members of the Consolidated Group under this
Section 3.2 or Section 3.3 hereof. In the event of any adjustment to the Consolidated Tax relating to items of income, deductions or credit, as well as interest or penalties, attributable to any Member of the Consolidated Group by reason of an amended return, claim for refund or audit by the Internal Revenue Service or any other taxing authority, the liability of all other Members of the Consolidated Group under paragraphs (a) of this Section 3.2 or Section 3.3 hereof shall be redetermined to give effect to such adjustment as if such adjustment had been made as a part of the original computation of such liability, and payment from a Member to Energy or by Energy to a Member, as the case may be, shall be promptly made after any payments are made to the Internal Revenue Service or any other taxing authority, refunds received or final determination of the matter in the case of contested proceedings. In such event, any payments between the parties shall bear interest at the then prevailing rate or rates on deficiencies assessed by the Internal Revenue Service or any other relevant taxing authority, during the period from the due date of the Consolidated Return (determined without regard to extensions of time for the filing thereof) for the Consolidated Return Year to which the adjustments were made to the date of payment.

        Section 3.3 Other Tax Payments. Payments by a Member with respect to
                    ------------------
Other Taxes and required estimates thereof for which any other Member has joint and several liability shall be calculated and made by or to such Member in the same manner as that provided in Section 3.2. The principles set forth in Section
3.2 governing the determination and adjustment of payments as well as the method of payment to or from such Member with respect to federal income taxes shall be equally applicable in determining and adjusting the amount of and due date of payments to be made to or from such Member with respect to Other Taxes and estimates thereof. Each Member shall pay, directly to the appropriate taxing authority, all taxes for which such Member is liable and for which no other Member has joint or several liability.

Section 3.4    Payment Mechanics.
               -----------------
        (a)    Any payments to be made by a subsidiary of Energy pursuant to
Section 2.1, 2.2, 3.2 or 3.3 hereof shall be made by such subsidiary to Energy by either crediting as an offset against amounts owed to such subsidiary by Energy or to the extent no amounts are owed to such subsidiary by Energy, by cash payments to Energy. To the extent any payments are to be made to a subsidiary with respect to the use of such subsidiary's tax attributes by the Consolidated Group pursuant to Section 2.1(d), 2.2, 3.2(b) or 3.3 hereof, Energy shall make such payment to such subsidiary by either crediting as an offset against amounts owed by such subsidiary to Energy, or to the extent no amounts are owed to Energy by such subsidiary, by cash payments to the subsidiary.

        (b) Tax payments by Energy with respect to any Consolidated Tax liability shall be paid by Energy and shall be debited to the Members of the Consolidated Group for their respective shares of such Consolidated Tax as determined pursuant to Article II hereof. Tax refunds received by Energy with respect to any Consolidated Tax shall be paid by Energy to the Members of the Consolidated Group entitled to such tax refund, as determined.

        (c) Energy shall be responsible for maintaining the books and records reflecting the intercompany accounts reflecting the amounts owned, collected and paid with respect to taxes pursuant to this Agreement.

        (d) Energy may delegate to other Members of the Consolidated Group responsibilities for the collection and disbursement of monies as required under this Agreement as well as responsibilities for maintaining books and records as required under this Agreement.

Section 3.5    Administration. The provisions of this Agreement shall be
               --------------
administered by the Designated Official of Energy. The interpretations of this Agreement by the Designated Official of Energy shall be conclusive.

ARTICLE IV.
Miscellaneous Provisions
------------------------

Section 4.1    Effect. The provisions hereof shall fix the rights and
               ------
obligations of the parties as to the matters covered hereby whether or not such are followed for federal income tax or other purposes by the Consolidated Group, including the computation of earnings and profits for federal income tax purposes.

Section 4.2    Effective Date and Termination of Affiliation. This Agreement
               ---------------------------------------------
shall be effective with respect to all taxable years ending on or after January 1, 2001, in which any subsidiary of Energy is a Member of the Consolidated Group for any portion of the tax year. In the event that a party to this Agreement ceases to be a Member of the Consolidated Group, the rights and obligations of such party and each other party to this Agreement shall survive, but only with respect to taxable years including or ending before the date such party ceases to be a Member of the Consolidated Group.

Section 4.3    Notices. Any and all notices, requests or other communications
               -------
hereunder shall be given in writing (a) if to Energy to Attention: Designated Official, Facsimile Number: 919-546-7653 and (b) if to any other person, at such other address as shall be furnished by such person by like notice to the other parties.

Section 4.4    Expenses. Each party hereto shall pay its own expenses incident
               --------
to this Agreement and the transactions contemplated hereby, including all legal and accounting fees and disbursements.

Section 4.5    Benefit and Burden. This Agreement shall inure to the benefit of,
               ------------------
and shall be binding upon, the parties hereto and their respective successors.

Section 4.6   Right to Delegate. Energy may delegate any of its rights or
              -----------------
obligations under this Agreement to an appropriate affiliate, including Progress Energy Service Company, LLC.

Section 4.7   Amendments and Waiver. No amendment, modification, change or
              ---------------------
cancellation of this Agreement shall be valid unless the same is in writing and signed by the parties hereto. No waiver of any provision of this Agreement shall be valid unless in writing and signed by the person against whom that waiver is sought to be enforced. The failure of any party at any time to insist upon strict performance of any condition, promise, agreement or understanding set forth herein shall not be construed as a waiver or relinquishment of the right to insist upon strict performance of the same or any other condition, promise, agreement or understanding at a future time.

Section 4.8   Assignments. Neither this Agreement nor any right, interest or
              -----------
obligation hereunder may be assigned by any party hereto and any attempt to do so shall be null and void.

Section 4.9   Severability. The invalidity or unenforceability of any particular
              ------------
provision of this Agreement shall not affect the other provisions hereof, and this Agreement shall be construed in all respects as if such invalid or unenforceable provision were omitted.

Section 4.10  Entire Agreement. THIS AGREEMENT SETS FORTH ALL OF THE PROMISES,
              ----------------
AGREEMENTS, CONDITIONS, UNDERSTANDINGS, WARRANTIES AND REPRESENTATIONS AMONG THE PARTIES WITH RESPECT TO THE TRANSACTIONS CONTEMPLATED HEREBY, AND SUPERSEDES ALL PRIOR AGREEMENTS, ARRANGEMENTS AND UNDERSTANDINGS BETWEEN THE PARTIES HERETO, WHETHER WRITTEN, ORAL OR OTHERWISE. THERE ARE NO PROMISES, AGREEMENTS, CONDITIONS, UNDERSTANDINGS, WARRANTIES OR REPRESENTATIONS, ORAL OR WRITTEN, EXPRESS OR IMPLIED, AMONG THE PARTIES EXCEPT AS SET FORTH HEREIN.

Section 4.11  Applicable Law. THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED
              --------------
IN ACCORDANCE WITH THE LAWS OF THE STATE OF NORTH CAROLINA.

Section 4.12  Counterparts. This Agreement may be executed in one or more
              ------------
counterparts, each of which shall constitute an original and together which shall constitute one instrument. The parties hereto specifically recognize that from time to time other corporations may become Members of the Consolidated Group and hereby agree that such new Members may become parties to this Agreement by executing a copy of this Agreement and it will be effective as if all the parties had re-signed.

Section 4.13  Attorneys' Fees. If a party hereto commences an action against any
              ---------------
other party to enforce any of the terms, covenants, conditions or provisions of this Agreement, or because of a default by a party under this Agreement, the prevailing party in any such action shall be entitled to recover its costs, expenses and losses, including attorneys' fees, incurred in connection with the prosecution or defense of such action from the losing party.

Section 4.14  No Third Party Rights. Nothing in this Agreement shall be deemed
              ---------------------
to create any right in any creditor or other person or entity not a party hereto and this Agreement shall not be construed in any respect to be a contract in whole or in part for the benefit of any third party.

Section 4.15  Further Documents. The parties agree to execute any and all
              -----------------
documents, and to perform any and all other acts, reasonably necessary to accomplish the purposes of this Agreement.

Section 4.16  Headings and Captions. The headings and captions contained in this
              ---------------------
Agreement are inserted and included solely for convenience and shall not be considered or given any effect in construing the provisions hereof if any question of intent should arise.

Section 4.17  Legal Counsel Acknowledgement. The parties acknowledge that each
              -----------------------------
of them has had the benefit of legal counsel of its own choice and has been afforded an opportunity to review this Agreement with its legal counsel and that this Agreement shall be construed as if jointly drafted by the parties hereto.

Section 4.18  Departing Members.
              -----------------

         (a) In the event that any Member of the Energy Group at any time leaves the Energy Group and, under any applicable statutory provision or regulation, that Member is assigned and deemed to take with it all or a portion of any of the tax attributes of the Energy Group (including but not limited to NOL, credit carry forwards, and AMTC carry forwards), then to the extent that the amount of tax attributes so assigned differs from the amount of such attributes previously allocated to such Member under this Agreement, the departing Member shall appropriately settle with the Energy Group. Such settlement shall consist of payment (1) on a dollar for dollar basis for all differences in credits, and,
(2) in the case of NOL differences, in an amount computed by reference to the amount of NOL multiplied by the applicable tax rate relating to such NOL. The settlement amounts shall be allocated among the remaining Members of the Energy Group in proportion to the relative level of attributes possessed by each Member and the attributes of each Member shall be adjusted accordingly.

         (b) Upon the departure of any Member from the Energy Group, such Member shall allocate its items of income, deduction, loss and credit between the period that it was a Member of the Energy Group and the period thereafter based upon a closing of the books methodology. The difference between (1) its prior estimated taxes or payments of Tax Benefit Amount and (2) the amount of taxes due or payments of Tax Benefit Amount due to that Member, shall be appropriately settled at closing or at an alternative date mutually agreeable to the Energy Group and the departing Member.

EXECUTED as of the date and year first above written.

By:_____________________________________
Printed Name:___________________________
Title:__________________________________


By:_____________________________________
Printed Name:___________________________
Title:__________________________________


By:_____________________________________
Printed Name:___________________________
Title:__________________________________


By:_____________________________________
Printed Name:___________________________
Title:__________________________________


By:_____________________________________
Printed Name:___________________________
Title:__________________________________


By:_____________________________________
Printed Name:___________________________
Title:__________________________________

Exhibit E.  Copies of Other Documents Prescribed by Rule or Order.

NONE.


Exhibit F.  Schedules Supporting Items of this Report.

Consolidated and consolidating financial statements will be filed by amendment confidentially pursuant to 17 CFR (S) 250.104 under the Public Utility Holding Company Act of 1935.

Exhibit G.  Financial Data Schedule.

Removed effective January 1, 2001.


Exhibit H.  Organizational Chart Showing EWG Relationships.

Name of Company                       Number of           Percentage of
                                      Common Shares       Voting Power
                                      Owned

Progress Energy

        CP&L                          159,608,055         100%
                Rowan                 N/A                 100%

        Monroe                        100                 100%

        Ventures                      100                 100%
                Genco                 N/A                 100%
                        DeSoto        N/A                 100%
                        Effingham     N/A                 100%



Exhibit I.  Financial Statements Relating to EWGs.

Response to this item will be filed by amendment confidentially pursuant to 17 CFR (S) 250.104 under the Public Utility Holding Company Act of 1935.


Exhibits listed above which have heretofore been filed with the SEC pursuant to various Acts administered by the SEC, and which were designated as noted above, are hereby incorporated herein by reference and made a part hereof with the same effect as if filed herewith.

SIGNATURE

The undersigned registered holding company has duly caused this annual report to be signed on its behalf in the City of Raleigh and the State of North Carolina by the undersigned thereunto duly authorized pursuant to the requirements of the Public Utility Holding Company Act of 1935.

       PROGRESS ENERGY, INC.
           (Name of Registrant)

       By: /s/ Robert H. Bazemore, Jr.
         -----------------------------------
           Vice President and Controller

       Attest:
       By: /s/ Robert M. Williams
         -----------------------------------
           Robert M. Williams
           Assistant Corporate Secretary

Date:  May 3, 2002
       -----------